BIOGRAPHICAL SKETCH

Provide the following information for the Senior/key personnel and other significant contributors.
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NAME: Sectish, Theodore Charles

eRA COMMONS USER NAME (credential, e.g., agency login): TSECTISH

POSITION TITLE: Professor of Pediatrics, Harvard Medical School

EDUCATION/TRAINING *(Begin with baccalaureate or other initial professional education, such as nursing, include postdoctoral training and residency training if applicable. Add/delete rows as necessary.)*

INSTITUTION AND LOCATION	DEGREE *(if applicable)*	Completion Date MM/YYYY	FIELD OF STUDY
Johns Hopkins University	B.A.	05/74	Human Biology
Johns Hopkins University School of Medicine	M.D.	05/77	Medicine
Boston Children's Hospital	Residency	06/80	Residency

A. Personal Statement

Dr. Theodore C. Sectish is the Vice Chair for Education and Program Director at Boston Children's Hospital of the Boston Combined Residency Program in Pediatrics and Professor of Pediatrics at Harvard Medical School. He was the former Program Director at the Lucile Packard Children's Hospital and Associate Professor of Pediatrics at Stanford University School of Medicine, where he was on the faculty from 1993 to 2007. He graduated from the Johns Hopkins University School of Medicine in 1977 and trained at Boston Children's Hospital from 1977 to 1980. Dr. Sectish practiced as a general pediatrician in Salinas, California from 1980 to 1993. He was Executive Director of the Federation of Pediatric Organizations from 2007 to 2014. As the Past-President of the Association of Pediatric Program Directors (APPD), Dr. Sectish was involved in national GME issues, including the formation of the Council of Pediatric Subspecialties that serves as a home for pediatric subspecialists and fellowship directors. He was a member of the Residency Review and Redesign Committee (R^3P) and the Program Directors Committee of the American Board of Pediatrics. He is a member of the American Pediatric Society.

His interest in educational innovation and improvement spans the continuum from undergraduate medical education to graduate medical education (GME) and the continuous professional development of practicing physicians. He has been a key educational leader of the I-PASS Handoff Study, Bundling Effective Resident Practices to Improve Patient Safety, and the Pilot Study that preceded it. Dr. Sectish is a Member of the I-PASS Executive Council of the I-Patient Study Group and a Member of the Board of Directors of the I-PASS Patient Safety Institute. The I-PASS Study Group is currently conducting two funded studies, the Patient and Family Centered I-PASS Study and the AHRQ-funded I-PASS handoff program dissemination study using the Society for Hospital Medicine's Mentored Implementation Program in 32 institutions nationwide. Dr. Sectish's continued work with the I-PASS Study Group will also include his role as a Senior Mentor in this R18 proposal to adapt and broadly disseminate Patient and Family Centered I-PASS. His scholarly activities include 65 peer-reviewed articles and educational materials, and 47 reviews, book chapters, and other non-peer scientific or medical publications and educational materials. In addition, he has 123 national presentations, abstracts, posters, and workshops.

B. Positions and Honors

Positions and Employment

1980-1993 Active Staff, Salinas Valley Memorial Hospital & Natividad Medical Center, Salinas, CA

1985-1993	Clinical Faculty, University of California, San Francisco, CA
1993-1996	Clinical Assistant Professor, Stanford University School of Medicine, Palo Alto, CA
1993-2007	Director, Residency Training Program, Lucile Packard Children's Hospital, Palo Alto, CA
1997-2003	Assistant Professor, Stanford University School of Medicine, Palo Alto, CA
2004-2007	Associate Professor (Teaching), Stanford University School of Medicine, Palo Alto, CA
2007-present	Program Director, Boston Combined Residency Program, Boston Children's Hospital, Boston, MA
2007-2012	Associate Professor of Pediatrics, Harvard Medical School, Boston, MA
2012-present	Professor of Pediatrics, Harvard Medical School, Boston, MA
2012-present	Vice Chair for Education, Department of Medicine, Boston Children's Hospital, Boston, MA

Other Experience and Professional Memberships

1980-present	American Academy of Pediatrics (AAP), Member
1992-present	Ambulatory Pediatric Association (APA), Member
1993-present	Association of Pediatric Program Directors (APPD), Member
2000-2008	Editorial Board, *Pedia*Link Website, American Academy of Pediatrics
2003-2008	Program Directors Committee, American Board of Pediatrics, Member
2004-2006	President, Association of Pediatric Program Directors
2005-2009	Residency Review & Redesign Committee, American Board of Pediatrics, Member
2007-2013	Council of Pediatric Subspecialties, Liaison Member
2007-2013	Committee of Pediatric Education, AAP, Member
2007-2014	Executive Director, Federation of Pediatric Organizations
2008-2014	Public Policy Council, Liaison
2010-present	American Pediatric Society, Member

Honors and Awards

1992	Faculty Teaching Award for Excellence in Teaching, Natividad Family Medicine Residency Program
1996	Golden Apple Teaching Award, Stanford Pediatric Residency Program
2000	Arthur L. Bloomfield Award, Stanford University School of Medicine
2004	Franklin J. Ebaugh Award, Stanford University School of Medicine
2005	Arthur L. Bloomfield Award, Stanford University School of Medicine
2006	Walter W. Tunnessen Jr., MD Award, Association of Pediatric Program Directors
2007	Golden Apple Teaching Award, Stanford Pediatric Residency Program
2007	Ted Sectish Award – Named, Stanford Pediatric Residency Program
2009-	Best Doctors in America
2012	Readiness for Reform Health Care Innovation Award from the AAMC (co-recipient/ honorable mention)
2013	Leading Practice Award, Accreditation Canada/ Agora for I-PASS handoff program (co-recipient)
2014	HBS-HMS Health Acceleration Cox Award Recipient for I-PASS Study (I-PASS Executive Council recipient)
2015	Pediatric Hospital Medicine Safety and Quality (award recipient for I-PASS Study Group)
2016	"Top 6 Research Abstract Submissions" at Pediatric Hospital Medicine Annual Conference

C. Contributions to Science

I. Development of I-PASS Educational Intervention and Assessment Tools

Dr. Sectish has been one of the key educational leaders of the I-PASS Study Group. In that role, he had a key educational leadership role in the I-PASS Handoff Study, Bundling Effective Resident Handoff Practices to Improve Patient Safety. He contributed to the development of the educational intervention and assessment tools for changing and standardizing handoff practices which were associated with a **23% decrease on medical errors and a 30% reduction in preventable adverse events (harms to patients**). The following references are selected to illustrate the broad impact of the educational intervention.

1. **Sectish TC**, Starmer AJ, Landrigan CP, Spector ND. Establishing a multisite education and research project requires leadership, expertise, collaboration, and an important aim. *Pediatrics*. 2010; 126(4): 619-622. PMID: 20876168
2. Starmer AJ, Spector ND, Srivastava R, Allen AD, Landrigan CL, **Sectish TC**. I-PASS, a mnemonic to standardize verbal handoffs. *Pediatrics*. 2012; 192(2): 201-204. PMID: 22232313
3. Starmer AJ, O'Toole, JK, Rosenbluth G, Calaman S, Balmer D, West DC, Bale JF, Yu CE, Noble EL, Tse LL, Srivastava R, Landrigan CP, **Sectish TC**, Spector ND; and members of the I-PASS Study Group. Development, Implementation, and Dissemination of the I-PASS Handoff Curriculum: A Multi-Site Educational Intervention to Improve Patient Handoffs. *Academic Medicine*. 2014; 89(6): 876-884. PMID: 24871238
4. Starmer AJ, Spector ND, Srivastava R, West DC, Rosenbluth G, Allen AD, Noble EL, Tse LL, Dalal AK, Keohane CA, Lipsitz SR, Rothschild JM, Wien MF, Yoon CS, Zigmont KR, O'Toole JK, Wilson KM, Bismilla Z, Coffey M, Mahant S, Blankenburg RL, Destino LA, Everhart JL, Patel SJ, Bale JF, Spackman JB, Stevenson AT, Calaman S, Cole FS, Hepps JH, Lopreiato JO, Yu CE, **Sectish TC**, Landrigan CP, and the I-PASS Study Group. The I-PASS Handoff Study: Effects of Implementing a Multi-site Handoff Bundle on Rates of Medical Errors, Preventable Adverse Events, and Miscommunications.*NEJM*. 2014; 371: 1803-1812. PMID: 25372088

II. Dissemination of I-PASS Educational Materials

Dr. Sectish led the efforts to disseminate the educational materials from the I-PASS Handoff Study by establishing a website to house the educational materials and by posting the materials on the AAMC repository of peer-reviewed educational materials, MedEdPORTAL. Through November 6, 2016, there **were 3535 individual requests from over 500 unique institutions in 50 states and the District of Columbia and 58 countries**. In addition, the I-PASS Core Resident Workshop has been a **Top Ten** of the most downloaded set of materials on the MedEdPORTAL website.

1. Spector ND (co-first) Starmer A (co-first), Yu C, O'Toole J, Allen A, Tse L, Bale J, Bismilla Z, Calaman S, Coffey M, Cole F, Destino L, Everhart J, Hepps J, Kahana M, Lopreiato J, McGregor R, Patel S, Rosenbluth G, Srivastava R, Stevenson A, West D, Landrigan C (co-last), **Sectish TC (co-last)** I-PASS handoff curriculum: Core resident workshop. MedEdPORTAL; 2012. Available from: www.mededportal.org/publication/9311<http://www.mededportal.org/publication/9311>.
2. Spector ND, Rosenbluth G, Patel S, Destino L, O'Toole J, Everhart J, Stevenson A, Yu C, Calaman S, Allen A, Starmer A, Landrigan C, **Sectish TC**. I-PASS handoff curriculum: Campaign toolkit. MedEdPORTAL; 2013. Available from: www.mededportal.org/publication/9397
3. Calaman S (co-first), Hepps JH (co-first), Spector ND, **Sectish TC**, Landrigan CP, Srivastava R, Starmer AJ, Yu CE (co-last), Lopreiato JO (co-last), and the I-PASS Educational Executive Committee. I-PASS handoff curriculum: Handoff simulation exercises. MedEdPORTAL; 2013. Available from: www.mededportal.org/publication/9402
4. O'Toole JK, **Sectish TC**, Starmer AJ, Rosenbluth G, West DC, Landrigan CP, Allen AD, Noble EL, Srivastava R, Tse LL, Hepps J, Lopreiato JO, Calaman S, Yu CE, Spector ND, and the I-PASS Educational Executive Committee. I-PASS handoff curriculum: Faculty development resources. MedEdPORTAL; 2013. Available from: https://www.mededportal.org/publication/9540

III. Development of I-PASS Assessment Tools

Dr. Sectish was a major contributor to the development of unique and valid assessment tools for standardizing verbal and written handoff practices and creating standard setting videos to assess handoff practice using the new approach with Entrustable Professional Activities (EPA). The following references illustrate the range of educational strategies used to develop these robust assessment tools.

1. Starmer AJ, Landrigan CP, Srivastava R, Wilson K, Allen AD, Mahant S, Blank J, **Sectish TC**, Spector ND, West DC. I-PASS handoff curriculum: Faculty observation tools. MedEdPORTAL; 2013. Available from: www.mededportal.org/publication/9570

2. Rosenbluth G, Bale JF, Starmer AJ, Spector ND, Srivastava R, West DC, **Sectish TC**, Landrigan CP. A Needs Assessment for the Printed Handoff Document: Variation in Practice and Recommended Best Practices. *Journal of Hospital Medicine*. 2015; 10(8): 517-524. PMID: 26014471
3. Calaman S, Hepps JH, Bismilla Z, Carraccio C, Englander R, Feraco A, Landrigan CP, Lopreiato JO, **Sectish TC**, Starmer AJ, Yu CE, Spector ND, West DC, and the I-PASS Study Education Executive Committee. Creation of Standard Setting Videos to Support Faculty Observations of Learner Performance and Entrustment Decisions. *Academic Medicine*. 2016; 91(2): 204-209. PMID: 26266461
4. Feraco AM, Starmer AJ, **Sectish TC**, Spector ND, West DC, Landrigan CP. Reliability of the Verbal Handoff Tool and Verbal Patient Handoff Quality Before and After Implementation of a Resident Handoff Bundle. *Academic Medicine*. 2016; 16(6): 524-531. PMID: 27090858

IV. Scholarship in Graduate Medical Education – Curriculum and Program Development
Dr. Sectish has been a residency program director for 24 years. Over this long tenure in graduate medical education, he has established himself as an innovative educational researcher by studying changes made to the residency programs that he has led. The following articles illustrate a variety of topics he has contributed to the medical education literature.

1. **Sectish TC**, Rosenberg A, Pageler NM, Chamberlain L, Burgos A, Stuart AE. Making Pediatrics Residency Programs Family Friendly: Views Along the Professional Educational Continuum. *Journal of Pediatrics*. 2006; 149(1): 1-2. PMID: 16860111
2. Landrigan CL, Fahrenkopf AM, Lewin D, Sharek PJ, Barger LK, Eisner M, Edwards S, Chiang VW, and **Sectish TC.** Effects of the Accreditation Council for Graduate Medical Education Duty Hour Limits on Sleep, Work Hours, and Safety. *Pediatrics*. 2008; 122(2): 250-257. PMID: 1867654
3. Fahrenkopf AM, **Sectish TC**, Barger LK, Sharek PJ, Lewin D, Chiang VW, Wiedermann BL, Landrigan CP. Rates of Medication Errors Among Depressed and Burnt-out Residents: Prospective Cohort Study. *BMJ*. 2008; 336: 488-491. PMID: 18258931
4. Gordon MB, Melvin P, Graham D, Fifer E, Chiang VW, **Sectish TC**, Landrigan C. Unit-Based Care Teams and the Frequency and Quality of Physician-Nurse Communications. Archives of Pediatrics and *Adolescent Medicine*. 2011; 165(5): 424-428. PMID: 21536957

V. Commentaries
As a former national leader of the Federation of Pediatric Organizations, the Association of Pediatric Program Directors, and a long-standing residency program director, Dr. Sectish has provided his perspective about needed change in education, organization, and research as it relates to child health. The following articles provide a snapshot of the variety of topics of the commentaries he has authored.

1. Szilagyi PG, Cheng T, Simpson L, Berkelhamer JE, **Sectish TC**. Health Insurance for All Children and Youth in the United States. A Position Statement of the Federation of Pediatric Organizations. *Journal of Pediatrics*. 2008; 153(3): 301-302. PMID: 18718253
2. Carraccio C and **Sectish TC**. Report of Colloquium II: The Theory and Practice of Graduate Medical Education – How Do We Know When Have Made a "Good Doctor?" *Pediatrics*. 2009; 123: S17-S21. PMID: 19088240
3. Hay WW, Gitterman DP, Williams DA, Dover GJ, **Sectish TC**, and Schleiss MR. Child Health Research Funding and Policy: Imperatives and Investments for a Healthier World. *Pediatrics*. 2010; 125(6): 1259-1265. PMID: 20457684
4. **Sectish TC,** Hay WW, Mahan JD, Mendoza FS, Spector ND, Stanton B, Szilagyi PG, Turner TL, Walker LR, Slaw K, and Members of the Federation of Pediatric Organizations' Visioning Summit Working Groups and Planning Committee. Blueprint for Action: Visioning Summit on the Future of the Workforce in Pediatrics. *Pediatrics*. 2015; 136(1): 161-169. PMID: 26034250

D. Research Support
Current Projects

Bringing I-PASS to the Bedside: A Communication Bundle to Improve Patient Safety and Experience
CDR-1306-03556 (PI Landrigan) 04/15/14-07/14/2017
PCORI
We propose to test the effects of incorporating I-PASS into morning family-centered rounds and in communication with families throughout the day. We believe that using these communication tools will improve lines of communication, and will help to better bring patients' families into the decision-making process in hospitals. Doing so could decrease medical errors and miscommunications between doctors, nurses, and patients.

- Membership on the Coordinating Council and Scientific Oversight Committee and **Co-Chair** of the Educational Executive and Dissemination Committees.
- Roles include major contributions to educational curriculum development, implementation, and dissemination.

Disseminating Safe Handoffs: Mentored Implementation of the I-PASS Program
R18 HS023291 (PI Landrigan) 06/01/2014-05/31/2017
AHRQ
Communication failures are a leading cause of serious errors in hospitals. We have developed I-PASS, a bundle of evidence-based handoff practices and tools that decrease miscommunications. In a nine-center study, we found that errors that harmed patients decreased by 30% following implementation of I-PASS, and medical errors decreased by 23%. We propose to implement I-PASS in 32 adult and pediatric hospitals through the Society of Hospital Medicine's award-winning Mentored Implementation program.

- Membership on the Coordinating Council and Scientific Oversight Committee and **Co-Chair** of the Educational Executive Committee and the Dissemination Committee
- Roles include major contributions to educational curriculum development, implementation, and dissemination.

Multi-Center Trial of Limiting PGY2&3 Resident Work Hours on Patient Safety
U01 HL111478 (PIs Landrigan, Czeisler) 07/1/2012-01/31/2018
NHLBI
In this project, we are working with the Sleep Research Network to conduct a six-center randomized controlled crossover trial evaluating the effect on patient safety, resident safety, and resident education of eliminating shifts >16 hours for 2nd and 3rd year pediatric residents in pediatric intensive care units.

<u>Completed Projects</u>

D. R18, DHHS (PI Landrigan) "B